Exhibit 99.1
August 4, 2005
Extendicare Inc. Shareholders’ Quarterly Report — June 30, 2005
Dear Shareholder:
On August 4, 2005, Extendicare announced its results for the second quarter of 2005.
Financial highlights of the quarter included:
•	Health care earnings of $0.40 per diluted share;

•	Assisted Living Concepts (ALC) contributed US$11.2 million of EBITDA;

•	U.S. operations EBITDA margin of 17.2%;

•	Strong U.S. Medicare census of 19.1%; and

•	U.S. nursing home occupancy of 92.7%.
Please refer to the attached Shareholders’ Report for further details of our financial results. Extendicare’s U.S. operations continue to reach new heights, largely driven by the successful deployment of our sales-based model. In addition, the Assisted Living Concepts acquisition is continuing to perform ahead of our expectations and, we believe it will solidify our position as a significant player in the assisted living component of senior care.
Extendicare Health Services, Inc.’s (EHSI) average daily Medicare patient census on a same-facility basis rose 16.4% to 2,437 compared to 2,093 in the 2004 second quarter, and improved slightly from the 2005 first quarter of 2,433. As a percent of same-facility nursing home census, Medicare patients represented 19.1% in the 2005 second quarter compared to 16.6% in the 2004 second quarter. Nursing home occupancy, on a same-facility basis, rose during the 2005 second quarter to 92.7% compared to 91.8% in the 2004 second quarter, and was down moderately from 93.8% in the 2005 first quarter. The performance on a same-facility basis of EHSI remained strong in the 2005 second quarter as a result of maintaining average daily Medicare census, increased Medicaid funding, and lower utility costs.
Extendicare’s acquisition of ALC is performing well above management’s initial expectations. For the 2005 second quarter, ALC contributed revenue of $57.8 million (US$46.6 million) and EBITDA of $13.9 million (US$11.2 million). However, these results were impacted by adjustments that related to the 2005 first quarter, as the Company refined its preliminary purchase price allocation of ALC’s net assets acquired. Excluding these adjustments, ALC’s revenue and EBITDA for the 2005 second quarter were US$46.2 million and US$10.2 million, respectively.

In July 2005 the Centers for Medicare and Medicaid Services (CMS) announced their final regulations and rates for Medicare for fiscal 2006, subject to approval. If approved, CMS will implement a 3.1% market basket increase effective October 1, 2005, and changes to the Resource Utilization Groups (RUGs) funding categories that will reduce the average per diem rates effective January 1, 2006. While CMS’s proposal was more positive for the industry than previously anticipated, Extendicare estimates the new funding formula will result in a net decline in its average Medicare rate per diem of about US$10.00, commencing in January 2006.
Additionally, CMS’s recent approval of Indiana’s provider tax plan provided Extendicare with 21 months of revenue totalling $16.3 million (US$13.1 million), and earnings before income taxes of $6.9 million (US$5.6 million), retroactive to July 1, 2003, in the 2005 second quarter. The impact of this, together with other prior period Medicaid settlement adjustments in the quarter, contributed $0.05 of earnings per diluted share.
Going forward, Extendicare’s key business goals are to continue providing quality care and service to our residents, strengthen Medicare and average daily census for EHSI, improve our asset portfolio and continue the successful integration of Assisted Living Concepts, Inc.
Sincerely,

/s/ Mel Rhinelander

Mel Rhinelander
President and
Chief Executive Officer
Statements contained in this report other than statements of historical fact, including statements regarding anticipated financial performance, business strategy and management’s plans and objectives for future operations, are forward-looking statements. These forward-looking statements can be identified as such because the statements generally include words such as “expect”, “intend”, “anticipate”, “believe”, “estimate”, “plan” or “objective” or other similar expressions.
These forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in, or implied by, these statements. In addition to the risks and uncertainties related to these statements, other risks and uncertainties are identified in Extendicare Inc.’s or Extendicare Health Services, Inc.’s filings with Canadian and United States securities regulators and include, but are not limited to, the following: changes in the health care industry in general and the long-term care industry in particular because of political and economic influences; changes in regulations governing the industry and the Company’s compliance with such regulations; changes in government funding levels for health care services; resident care litigation, including exposure for punitive damage claims and increased insurance costs, and other claims asserted against the Company; the successful integration of Assisted Living Concepts, Inc.; changes in foreign currency translation; the Company’s ability to attract and retain qualified personnel; the availability and terms of capital to fund the Company’s capital expenditures; changes in competition; and demographic changes.
Given these risks and uncertainties, readers are cautioned not to place undue reliance on the Company’s forward-looking statements. All forward-looking statements contained in this report are necessarily estimates reflecting the best judgement of the party making such statements based upon current information, and the Company assumes no obligation to update any forward-looking statement.